EXHIBIT 99.1

March 9, 2022

Mr. Craig Kauffman

Chief Executive Officer

Codorus Valley Bancorp, Inc.

105 Leader Heights Road

York, PA 17405

VIA EMAIL

Craig,

I saw the press release that Codorus Valley Bancorp, Inc. (“CVLY”) put out yesterday.

A few quick questions for you:

Did CVLY get an appraisal of the “Faux-rrari?

CVLY made a loan (i) that represented approximately 4.25% of shareholders equity (ii) secured by a car allegedly worth “$45-50 million”—did CVLY bother to get its own appraisal of this fantastically valuable car? A simple yes or no answer is all that is required.

Was Welkowitz refusing to make payment on the two existing loans?

Even if the “Faux-rrari” had been real, CVLY should not have lent money to a borrower that was not current on its pre-existing loans with CVLY, particularly when that borrower was clearly strapped for cash.

Is your excuse for CVLY falling victim to what would have been an easily discovered fraud (had CVLY done even a bare minimum of diligence) really that other banks had also loaned money to Welkowitz?

Did any of those other banks fall for the old fake Ferrari trick?

If you are so proud of reducing exposure to Welkowitz, what does that say about the board’s oversight?

Why wasn’t the board concerned about the exposure to Welkowitz before you joined?  Did you know something about him that the board didn’t?  If you were responsible for referring Welkowitz’ loans at Susquehanna to the special assets group, does that mean that you originated loans to him that went bad?  Also, the press release mentions that you were responsible for “declin[ing] numerous requests by Mr. Welkowitz for additional credit”—were those requests made before or after the “Faux-rrari” loan?

If CVLY is so concerned about risk management, why doesn’t the board have a risk management committee and why are executives still being compensated based on pre-provision income?

Not to beat a dead horse, but paying executives based on pre-provision income creates an incentive for them to make loans without worrying about whether they are repaid and having a risk committee filled with those same executives is like putting the fox in charge of the hen house.

* * *

250 Park Avenue

7th Floor

New York, NY 10177

Just an FYI:  the “immediate sale” of CVLY has been my “true objective” all along, which I thought had made perfectly clear to you.  If that wasn’t obvious, then you are clearly the kind of person who can’t tell a Ferrari from a “Faux-rrari”.  You don’t have the slightest clue on how to create shareholder value and, based on the facts—admitted to by CVLY in documents filed in Federal court—regarding the loan secured by the “Faux-rrari,” I think the board should immediately demand your resignation as well as that of Amy Doll, CVLY’s chief banking officer, and whoever was the chief credit officer when the “Faux-rrari” loan was made.

Judging by the press release, you and the board have clearly determined to spend millions of dollars of shareholders’ money so you can keep your job and the current directors can keep their board seats.  I guess that if you are the kind of person that risks $8 million of shareholders’ capital on what may or may not actually be a Ferrari, that might sound like a reasonable thing to do, but you and the board are wasting shareholders’ money.  If you weren’t capable of ensuring that an $8 million loan was adequately secured and likely to be repaid (and the board wasn’t capable of ensuring adequate risk controls were in place and being adhered to), why should shareholders want you to be CEO and why shouldn’t they want some new directors?

Very truly yours,

/s/ J. Abbott R. Cooper

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